Exhibit 99-1

Directors

Directors Whose Terms Expire In 2003

Kenneth M. Jasinski  (54) Executive Vice President and Chief Financial Officer of Energy East, Albany, NY. Mr. Jasinski was Executive Vice President, General Counsel and Secretary of Energy East from August 2000 to February 2002, Executive Vice President and General Counsel of Energy East from April 1999 to August 2000, Senior Vice President and General Counsel of Energy East from April 1998 to April 1999, Executive Vice President of the company from April 1998 to April 1999 and a partner of Huber Lawrence & Abell, attorneys at law, prior to April 1998. Director since April 1999.(1)

Ralph R. Tedesco  (49) President and Chief Operating Officer of the company, Ithaca, NY. Mr. Tedesco was Senior Vice President - Customer Service Business Unit of the company from May 1997 to October 2000 and Vice President - Strategic Growth Business Unit of the company prior to May 1997. Director since October 2000.(1)

Wesley W. von Schack  (58) Chairman, President and Chief Executive Officer of Energy East, Albany, NY. Director of: Energy East, Albany, NY; Mellon Financial Corporation and Mellon Bank, N.A., Pittsburgh, PA; RTI International Metals, Inc., Niles, OH; and AEGIS Insurance Services, Inc., Jersey City, NJ. Director and member of the Executive Committee of the American Gas Association, Washington, DC. Vice Chairman of Peconic Land Trust, Inc., Long Island, NY. Mr. von Schack was Chairman, President and Chief Executive Officer of the company from September 1996 to April 1999. Director since September 1996.(1)

__________

(1) None of the directors receive compensation for serving as directors of the company because they are officers of Energy East or certain of its subsidiaries.

Section 16(a) Beneficial Ownership Reporting Compliance

     The Company believes that during 2002 all filing requirements under Section 16 (a) of the Securities Exchange Act of 1934 were satisfied by its directors and executive officers.

Executive Compensation

     The following sets forth certain information relating to cash and noncash compensation for each of the last three fiscal years for Mr. Tedesco and the next four highest compensated officers of the company. The following also sets forth certain information relating to benefits and to change in control arrangements for the company's officers.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus	Awards Options/ SARs (#)	Payouts Long-Term Incentive Plan	All Other Compensation(1)

Ralph R. Tedesco President and Chief Operating Officer	2002 2001 2000	$300,000 300,000 220,833	$210,000 175,984 112,965	65,000 83,000 60,000	$ 0 78,840 176,431	$2,930 2,730 2,730
Sherwood J. Rafferty Senior Vice President, Chief Financial Officer and Treasurer	2002 2001 2000	220,000 210,833 198,000	198,000 125,053 63,987	50,000 50,000 50,000	0 78,840 195,897	3,000 2,550 2,550
Jeffrey K. Smith Senior Vice President Corporate Development	2002 2001 2000	180,000 180,000 180,000	126,000 81,853 43,628	50,000 50,000 50,000	0 78,840 176,431	1,419 1,347 1,347
Thomas F. Dorazio Vice President Information Services	2002 2001 2000	173,004 168,000 168,000	124,600 45,360 96,103	41,000 40,000 40,000	0 35,323 87,769	2,520 2,520 2,520
Michael D. Eastman (2) Vice President Gas Technical Services	2002 2001 2000	140,000 140,000 17,500	98,000 39,789 0	46,000 40,000 0	0 0 0	2,580 2,100 0

__________

(1) In 2002, the company contributed for Messrs. Tedesco, Rafferty, Smith, Dorazio, and Eastman $2,750, $3,000, $1,347, $2,520 and $2,100, respectively, under the Tax Deferred Savings Plan. The company contributed $180 for Mr. Tedesco, $72 for Mr. Smith and $480 for Mr. Eastman under the Employees' Stock Purchase Plan.

(2) Compensation data for Mr. Eastman is provided for 2002, 2001 and a portion of 2000 because he was employed by the company commencing November 16, 2000.

Options/SAR Grants in Last Fiscal Year (2002)

	Individual Grants

Name	Number of Securities Underlying Options/SARs Granted(#)(1)	Percentage of Total Options/SARs Granted to Employees In Fiscal Year	Exercise or Base Price($/Sh)	Expiration Date	Grant Date Present Value(5)

Ralph R. Tedesco	65,000	2.31%	$19.6200	02/08/12	$253,500
Sherwood J. Rafferty	50,000	1.78%	$19.6200	02/08/12	195,000
Jeffrey K. Smith	50,000	1.78%	$19.6200	02/08/12	195,000
Thomas F. Dorazio	40,000 1,000 (2)	1.42% 0.04%	$19.6200 $22.4700	02/08/12 06/27/12	156,000 4,430 (6)
Michael D. Eastman	40,000 1,000 (3) 5,000 (4)	1.42% 0.04% 0.18%	$19.6200 $22.1500 $21.2500	02/08/12 06/21/12 12/05/12	156,000 4,350 (7) 18,550 (8)

__________

(1) Pursuant to the Energy East 2000 Stock Option Plan, participants were granted options to purchase a specified number of Energy East shares at specified exercise prices. These options were granted in tandem with stock appreciation rights and are for a term of ten years from the date of grant. The exercise price of an option or tandem stock appreciation right may not be less than 100% of the closing price of an Energy East share determined on the last trading date before such option and tandem stock appreciation right are granted. The exercise of an option or a tandem stock appreciation right will result in a corresponding cancellation of the related stock appreciation right or option to the extent of the number of shares of Energy East as to which the option or the stock appreciation right was exercised. Replacement options are granted to participants at the time of an exercise of an option to the extent that all or any portion of the option exercise price or taxes incurred in connection with the exercise of the option are paid for by using other Energy East shares or by the withholding of Energy East shares. The replacement option is granted for the number of shares the participant tenders to pay the exercise price or taxes incurred. Replacement options will first be exercisable no earlier than six months from the date of their grant and will have an expiration date equal to the expiration date of the original option. The options are transferable to family members and certain entities under certain circumstances. The options and tandem stock appreciation rights were granted on February 8, 2002 and are exercisable in three installments regarding the original number of options granted as follows: (a) in aggregate as to no more than 33 1/3% on their grant date, February 8, 2002; (b) in aggregate as to no more than 66 2/3% on January 1, 2003; and (c) on January 1, 2004 as to 100% of all options which have not been previously exercised.

(2) The options and tandem stock appreciation rights were granted on June 27, 2002 and are exercisable in three installments regarding the original number of options granted as follows: (a) in aggregate as to no more than 33 1/3% on their grant date, June 27, 2002; (b) in aggregate as to no more than 66 2/3% on January 1, 2003; and (c) on January 1, 2004 as to 100% of all options which have not been previously exercised.

(3) The options and tandem stock appreciation rights were granted on June 21, 2002 and are exercisable in three installments regarding the original number of options granted as follows: (a) in aggregate as to no more than 33 1/3% on their grant date, June 21, 2002; (b) in aggregate as to no more than 66 2/3% on January 1, 2003; and (c) on January 1, 2004 as to 100% of all options which have not been previously exercised.

(4) The options and tandem stock appreciation rights were granted on December 5, 2002 and are exercisable in three installments regarding the original number of options granted as follows: (a) in aggregate as to no more than 33 1/3% on their grant date, December 5, 2002; (b) in aggregate as to no more than 66 2/3% on January 1, 2004; and (c) on January 1, 2005 as to 100% of all options which have not been previously exercised.

(5) There is no assurance the value realized will be at or near the value estimated by the Black-Scholes option-pricing model. The actual value, if any, will depend on the excess of the stock price over the exercise price on the date the option is exercised. In determining the "Grant Date Present Value," the following common assumptions were used: stock price volatility, 23.81%; risk-free interest rate, 5.09%; dividend yield, 4.26%; and an expected term before exercise of 7.86 years.

(6) In determining the "Grant Date Present Value," the following common assumptions were used: stock price volatility, 24.52%; risk-free interest rate, 4.92%; dividend yield, 4.36%; and an expected term before exercise of 7.86 years.

(7) In determining the "Grant Date Present Value," the following common assumptions were used: stock price volatility, 24.52%; risk-free interest rate, 4.87%; dividend yield, 4.36%; and an expected term before exercise of 7.86 years.

(8) In determining the "Grant Date Present Value," the following common assumptions were used: stock price volatility, 23.40%; risk-free interest rate, 4.08%; dividend yield, 4.56%; and an expected term before exercise of 7.86 years.

Aggregated Option/SAR Exercises in Last Fiscal Year (2002)
and Fiscal Year-end Option/SAR Values

			Number of Shares Underlying Unexercised Options/SARs at Fiscal Year-End(#)

Name	Shares Acquired on Exercise(#)	Value Realized(1)	Exercisable	Unexercisable

Ralph R. Tedesco	0	$ 0	273,999	71,001
Sherwood J. Rafferty	33,333	103,833	87,334	50,001
Jeffrey K. Smith	50,000	215,625	155,999	50,001
Thomas F. Dorazio	75,999	288,980	80,333	40,668
Michael D. Eastman	0	0	41,998	44,002

	Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End(2)

Name	Exercisable	Unexercisable

Ralph R. Tedesco	$779,691	$192,479
Sherwood J. Rafferty	0	141,336
Jeffrey K. Smith	159,164	141,336
Thomas F. Dorazio	0	113,070
Michael D. Eastman	128,730	115,870

_______________

(1) The "Value Realized" is equal to the difference between the option exercise price and the closing price of an Energy East share on the New York Stock Exchange on the date of exercise.

(2) The "Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End" is equal to the difference between the option exercise price and the closing price of $22.09 per Energy East share on the New York Stock Exchange on December 31, 2002.

Pension Plan

     The following table sets forth the maximum retirement benefits payable to officers who retire at age 60 or later, in specified compensation and years of service classifications, pursuant to the Retirement Benefit Plan and the Supplemental Executive Retirement Plan ("SERP") of the company, as they presently exist, and assuming no optional payment form is elected. The amounts listed below reflect the deduction for Social Security benefits. There are no other offset amounts.

Average Annual	Years of Service

Salary*	10	15	20	25	30	35	40**

$550,000	243,200	272,000	300,900	329,800	358,700	387,500	416,400
500,000	219,500	245,800	272,000	298,300	324,500	350,800	377,000
450,000	195,900	219,500	243,200	266,800	290,400	314,000	337,700
400,000	172,300	193,300	214,300	235,300	256,300	277,300	298,300
350,000	148,700	167,000	185,400	203,800	222,200	240,500	258,900
300,000	125,000	140,800	156,500	172,300	188,000	203,800	219,500

__________

*   Average of the salaries (including amounts listed under "Bonus" in the Summary Compensation Table, and not including other amounts listed under "Long-Term Compensation Awards, Options/SARs," "Payouts Long-Term Incentive Plan," and "All Other Compensation" in the Summary Compensation Table) for the five highest paid consecutive years during the last ten years of employment service. The average of the highest three years of salary within the last ten years of employment for the company's SERP was assumed to be 5% higher than each salary shown.

**   Maximum years of employment service for the Retirement Benefit Plan and for the company's SERP purposes.

     The Retirement Benefit Plan provides retirement benefits for hourly and salaried employees, including officers of the company, based on length of service and the average of salary for the five highest paid consecutive years during the last ten years of employment service. The Retirement Benefit Plan is non-contributory and is funded under a trust arrangement and an insurance contract. Amounts paid into the Retirement Benefit Plan are computed on an actuarial basis. The Retirement Benefit Plan provides for normal and early retirement benefits.

     The company's SERP provides that all salaried employees, including officers of the company, shall receive the full benefits of the Retirement Benefit Plan without regard to any limitations imposed by the federal tax law and by including certain amounts deferred under the Deferred Compensation Plan for Salaried Employees. In addition, it provides that officers and certain other key employees of the company, who have at least ten years of service, who have served in key capacities for at least five years and who retire at age 60 or later, shall receive a total retirement benefit (including benefits under the Retirement Benefit Plan and Social Security), based on years of service, of up to 75% of the average of their highest three years of eligible compensation within the last ten years of employment.

     Mr. Tedesco participates in the Energy East SERP. The following table sets forth the maximum retirement benefits payable to executive officers who retire at age 60 or later, in specified compensation and years of service classifications, pursuant to the Retirement Benefit Plan and the SERP of Energy East as they presently exist, and assuming no optional payment form is selected. The amounts listed below reflect the deduction for Social Security benefits. There are no other offset amounts.

Average Annual	Years of Service

Salary*	10	15	20	25	30	35	40**

$800,000	$223,300	$343,300	$391,300	$439,300	$487,300	$535,300	$583,300
700,000	193,300	298,300	340,300	382,300	424,300	466,300	508,300
600,000	163,300	253,300	289,300	325,300	361,300	397,300	433,300

__________

*   Average of the salaries (including amounts listed under "Bonus" in the Summary Compensation Table, and not including other amounts listed under "Long-Term Compensation Awards, Options/SARs," "Payouts Long-Term Incentive Plan," and "All Other Compensation" in the Summary Compensation Table) for the highest three consecutive years of salary within the last five years of employment for the Energy East SERP was assumed to be 5% higher than each salary shown.

**   Maximum years of employment service for Energy East SERP purposes.

     The Energy East SERP provides that key employees, including certain executive officers of Energy East and certain subsidiaries, who have completed five years of service and who terminate employment prior to becoming eligible for the SERP benefit described in the next sentence, shall receive the full benefits of the Retirement Benefit Plan without regard to any limitations imposed by the federal tax law. Participants who have at least five years of service, and who retire at age 55 or later, shall receive a total retirement benefit (including benefits under the Retirement Benefit Plan and Social Security), based on years of service, of up to 75% of the average of their highest three consecutive years of eligible compensation within the last five years of employment. Benefits payable prior to age 60 are reduced for early retirement.

     Messrs. Tedesco, Rafferty, Smith, Dorazio, and Eastman have 24, 22, 32, 20 and 22 credited years of service, respectively, under the Retirement Benefit Plan and applicable SERP. For purposes of the Retirement Benefit Plan and the company's SERP, Mr. Eastman is credited with his years of service for his employment with the company prior to November 1999 and from November 2000 through the present.

Employment, Change In Control and Other Arrangements

     Mr. Tedesco has a severance agreement in order to provide for certain payments if, generally, within two years following a change in control of Energy East, his employment is terminated either by the company without cause or by him for good reason. The severance agreement has a term ending on December 31, 2004, with automatic one-year extensions unless either party to the agreement gives notice that the agreement is not to be extended. The agreement was unanimously approved by the Board of Directors. The benefits consist of a lump-sum severance payment equal to three times the sum of (i) his then-annual base salary, and (ii) the higher of any award paid to the him under the Annual Executive Incentive Plan ("AEIP") with respect to the year immediately preceding the year in which the termination occurs or the average of the AEIP awards paid to him in the three years preceding the year in which the change in control occurs. In the event of such termination, his life, disability, accident and health insurance benefits will continue for a period of 36 months and he will receive an amount equal to all earned but unpaid awards under the AEIP and a pro rata portion of any award under the AEIP with respect to the year in which the termination occurs, provided, however, that there shall be no duplication of payments made pursuant to his agreement and the AEIP. Also, in the event of such termination, he will be given additional age and service credit under the Energy East SERP. In the event that any payments made on account of a change in control of Energy East, whether under the agreement or otherwise, would subject him to federal excise tax or interest or penalties with respect to such federal excise tax, he will be entitled to be made whole for the payment of any such taxes, interest or penalties. Mr. Tedesco also has entered into an Employee Invention and Confidentiality Agreement. The agreement provides for, among other things, payments (up to one year's salary) and certain health insurance premiums in the event that his employment is terminated whether voluntarily or involuntarily, and the noncompetition provisions of the agreement prevent him from obtaining other appropriate employment, so long as he is not entitled to receive payments under his severance agreement.

     Messrs. Rafferty and Eastman have severance agreements which provide the same benefits as the severance agreement described in the immediately preceding paragraph, except that the lump-sum severance payment described therein for Mr. Rafferty shall be calculated by using a multiple of two and one-half times and for Mr. Eastman shall be calculated by using a multiple of two times. The insurance benefits for Mr. Rafferty shall continue for a period of 30 months and for Mr. Eastman for a period of 24 months and they will be given additional age and service credit under the company's SERP.

     In the event of a change in control of Energy East, participants in the AEIP will be paid an amount which includes all earned but unpaid awards, a pro rata portion of any award with respect to the year in which such change in control occurs and if the Plan continues in effect for the remainder of the performance period an additional payment at the end of the year in which such change in control occurs, to the extent that the award earned under the normal terms of the AEIP exceeds the amount paid upon such change in control. In addition, participants in the Long Term Executive Incentive Share Plan ("LTEISP") will be paid an amount which includes (i) the payment of awards for all cycles in progress at the time of such change in control, computed and paid out in full (rather than pro rata) and based on the assumption that Energy East's performance was at the 50th percentile; and (ii) if the Plan continues in effect for the remainder of a performance period, any amounts earned under the normal terms of the LTEISP through the end of such performance cycle, to the extent those amounts exceed the amounts paid at the time of such change in control. All change in control payments under the LTEISP are to be valued based on the change in control price of Energy East's common stock. After a change in control of Energy East, officers and certain key employees of Energy East and certain subsidiaries who qualify, and whose employment is terminated at age 55 or later, other than for cause, shall receive a total retirement benefit as determined under the applicable SERP. The Energy East SERP provides that, in the case of a change in control, a participant with 5 or more years of service may receive the present value of any SERP benefits in a lump sum, if the participant has so elected upon commencement of participation.

     The Compensation and Management Succession Committee of the Board of Directors of Energy East in its discretion may take certain actions in order to preserve, in the event of a change in control of Energy East, a participant's rights under an award issued pursuant to the 1997 Stock Option Plan, the 2000 Stock Option Plan or the Restricted Stock Plan.

     Grantor trusts have been established to provide for the payment of certain employee and director benefits, including severance benefits that might become payable after a change in control of Energy East.

Security Ownership of Management

     The following table indicates the number of shares of Energy East common stock, and Energy East common stock equivalent units beneficially owned as of February 14, 2003, by each director, each of the officers named in the Summary Compensation Table included elsewhere herein, and by the 10 current directors and officers as a group and the percent of the outstanding securities so owned.

Name	Energy East Common Stock Beneficially Owned (1)	Energy East Common Stock Equivalent Units (2)	Total Energy East Common Stock and Energy East Common Stock Equivalent Units	Percent of Class

Thomas F. Dorazio	46,474	1,837	48,311	(4)
Michael D. Eastman	74,175	1,020	75,195	(4)
Kenneth M. Jasinski	638,233	6,969	645,202	(4)
Sherwood J. Rafferty	130,086	3,247	133,333	(4)
Jeffrey K. Smith	194,330	2,952	197,282	(4)
Ralph R. Tedesco	342,879	3,280	346,159	(4)
Wesley W. von Schack	1,460,220	15,305	1,475,525	(4)
10 current directors and officers as a group	2,937,403 (3)	31,460	2,968,122	(4)

_______________

(1) Includes shares of Energy East common stock that may be acquired through the exercise of stock options, which are exercisable currently. The number of shares that may be acquired and by whom are as follows: Mr. Dorazio, 40,000; Mr. Eastman, 68,998; Mr. Jasinski, 614,833; Mr. Rafferty, 120,668; Mr. Smith, 189,333, Mr. Tedesco, 329,999; Mr. von Schack, 1,356,666; and all current directors and officers as a group, 2,749,325.

(2) Includes Energy East common stock equivalent units granted under the LTEISP, for which the executive officer or director does not have voting rights.

(3) Includes 741 shares of Energy East common stock held by an officer as nominee for the Employees' Stock Purchase Plan.

(4) Less than 2.1% of the outstanding Energy East common stock.